VOYA LETTERHEAD

LEGAL/PRODUCT FILING UNIT

ONE ORANGE WAY, C2N

WINDSOR, CT 06094-4774

PETER M. SCAVONGELLI

SENIOR COUNSEL

PHONE: (860) 580-1631 | EMAIL: PETER.SCAVONGELLI@VOYA.COM

BY EDGARLINK

July 21, 2022

Ms. Jaea Hahn, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street, NE

Washington, DC 20549

Re:	Voya Retirement Insurance and Annuity Registration Statement on Form S-3 Prospectus Title: Guaranteed Accumulation Account File Nos.: 333-266021

Ms. Hahn:

On behalf of Voya Retirement Insurance and Annuity Company (the "Company") we are responding to your comments conveyed to us by emails on July 20, 2022 and July 21, 2022, in relation to the Registration Statement filed on Form S-3 on July 5, 2022. The following summarizes your comments, and our responses to those comments.

Comment #1: The 10-K’s that are incorporated by reference on page 17 of the prospectus are not hyperlinked as required by Rule 411 under the Securities Act and Rule 0-4 under the Investment Company Act.

Response #1: We will hyperlink the 10-K reference in the final prospectus.

Comment #2: Peter’s email stated that this registration statement was being filed to add additional shares of the Guaranteed Accumulation Account that were previously registered. While it is not a requirement that you combine registration statements, we usually see language on the cover page of the registration statement combining a prior registration statement (including the Securities Act file number) where shares of the prior registration statement remain unsold.

Response #2: We will be filing an amendment to include a revised Exhibit 107 with the unsold securities from the previous registration.

If you have any questions, please call the undersigned at 860-580-1631.

Sincerely,

/s/ Peter M. Scavongelli
Peter M. Scavongelli

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